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Contact:                                                  Dexter Corporation
                                                          One Elm Street
                                                          Windsor Locks
Investors               Media                             Connecticut 06096-2334
Kathleen Burdett        Michael Freitag                   T: 860.292.7675
John D. Thompson        Mark Semer                        F: 860.292.7627
Dexter Corporation      Kekst & Company
860.292.7675            212.521.4800
      or
Mark Harnett
MacKenzie Partners, Inc.
212.929.5877


For Immediate Release




DEXTER TENDER OFFER EXTENDED

WINDSOR LOCKS, CONNECTICUT, December 2, 1998 -- Dexter Corporation (NYSE:DEX) and Dexter Acquisition Delaware, Inc., a wholly-owned subsidiary of Dexter, announced today that they have extended until 12:00 midnight, New York City time, on Friday, December 4, 1998, the expiration of their tender offer to acquire all of the shares of Life Technologies, Inc. (NASDAQ:LTEK) that Dexter does not presently own. The offer was initially scheduled to expire at 12:00 midnight on Tuesday, December 1, 1998. Other than the expiration, the terms of the offer, including the offer price of $37.00, remain the same.

Dexter reported that, based on information provided by the depositary for the offer, as of 12:00 midnight on Tuesday, December 1, 1998, approximately 2,337,440 shares of Life Technologies, Inc. common stock had been tendered and not withdrawn. Dexter currently owns 51.5% of the outstanding Life Technologies, Inc. shares.
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Dexter Corporation is a global specialty materials supplier with three operating segments: specialty polymers, nonwovens, and a majority ownership in Life Technologies. The company supplies specialty materials to the aerospace, electronics, food packaging and medical markets.

                      Special Materials for Special Effects